SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                              Telemundo Group, Inc.
                                (Name of Issuer)

                             Series A Common Stock,
                                 $.01 par value
                         (Title of Class of Securities)

                                    87943M306
                                 (CUSIP Number)

                               Peter M. Schoenfeld
                       P. Schoenfeld Asset Management LLC
                     1330 Avenue of the Americas, 34th Floor
                            New York, New York 10019
                                 (212) 649-9500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 8, 1998
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

SCHEDULE 13D

CUSIP No. 87943M306

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  P. Schoenfeld Asset Management LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
                                                              a[ ]
         Not Applicable                                       b[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  WC, OO

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

                                  7.       SOLE VOTING POWER

           NUMBER OF                       None
             SHARES
          BENEFICIALLY            8.       SHARED VOTING POWER
         OWNED BY EACH
           REPORTING                       364,000
             PERSON
              WITH                9.       SOLE DISPOSITIVE POWER

                                           None

                                  10.      SHARED DISPOSITIVE POWER

                                           364,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  364,000

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)                                   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.1%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  BD, IA, OO


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


SCHEDULE 13D

CUSIP No. 87943M306

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Peter M. Schoenfeld

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
                                                              a[ ]
         Not Applicable                                       b[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  WC, OO

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                                  7.       SOLE VOTING POWER

           NUMBER OF                       None
             SHARES
          BENEFICIALLY            8.       SHARED VOTING POWER
         OWNED BY EACH
           REPORTING                       364,000
             PERSON
              WITH                9.       SOLE DISPOSITIVE POWER

                                           None

                                  10.      SHARED DISPOSITIVE POWER

                                           364,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  364,000

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)                                   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.1%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN

Item 1.  Security and Issuer

         This statement on Schedule 13D (the "Statement") relates to the Series A Common Stock, par value $.01 per share (the "Series A Common Stock"), of Telemundo Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2290 West 8th Avenue, Hialeah, Florida 33010.

Item 2.  Identity and Background

         The Statement is being filed by (1) P. Schoenfeld Asset Management LLC, a New York limited liability company ("PSAM") and (2) Peter M. Schoenfeld, a United States citizen, in his capacity as the Managing Member of PSAM ("Mr. Schoenfeld"). PSAM and Mr. Schoenfeld are sometimes collectively referred to herein as the "Reporting Persons".

         PSAM is registered as a non-clearing broker-dealer and an investment adviser with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The principal business of PSAM is to provide investment advisory services with respect to global event arbitrage activities to managed accounts (the "Managed Accounts") and to certain investment partnerships for which entities controlled by Mr. Schoenfeld serve as the general partner (the "Partnerships"). The principal place of business and principal offices of PSAM are located at 1330 Avenue of the Americas, 34th Floor, New York, New York 10019, which is also the business address of Mr. Schoenfeld. The principal occupation of Mr. Schoenfeld is his position as a Managing Member of PSAM.

         None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amounts of Funds or Other Consideration

         The Partnerships and Managed Accounts expended an aggregate of approximately $3,349,813 (including brokerage commissions, if any) to purchase the 79,000 shares of Series A Common Stock which are reported in Item 5(c) as having been purchased for their accounts during the past 60 days. The funds for the purchase of the shares of Series A Common Stock owned by the Managed Accounts come from their owners or shareholders. The funds for the purchase of the shares of Series A Common Stock owned by the Partnerships are obtained from the working capital of the Partnerships. The shares of Series A Common Stock held by the Partnerships and the Managed Accounts may be held through margin accounts maintained with brokers, which extend margin credit, as and when required to open or carry positions in such


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


margin accounts, subject to applicable federal margin regulations, stock exchange rules and the credit policies of such firms. The positions held in the margin accounts, including the shares of Series A Common Stock, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.  Purpose of Transaction

                  The purpose of the acquisition of the shares of Series A Common Stock by each of the Reporting Persons is for investment. Each Reporting Person reserves the right to make further purchases of shares of Series A Common Stock from time to time, to dispose of any or all of the shares of Series A Common Stock held by it at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors.

                  Except as described above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities and Exchange Act of 1934.

Item 5.  Interest in Securities of the Issuer

         (a)-(b) On the date of this Statement:

         (i) PSAM may be deemed to have beneficial ownership for purposes of
Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 364,000 shares of Series A Common Stock by virtue of its position as discretionary investment manager to the Partnerships and Managed Accounts, as the case the may be, holding such shares of Series A Common Stock. Such shares represent 5.1% of the issued and outstanding shares of Series A Common Stock. PSAM shares voting power and dispositive power over the shares of Series A Common Stock with Mr. Schoenfeld.

         (ii) Mr. Schoenfeld may be deemed to have Beneficial Ownership of 364,000 shares of Series A Common Stock by virtue of his position as the Managing Member of PSAM. Such shares represent 5.1% of the issued and outstanding shares of Series A Common Stock. Mr. Schoenfeld shares voting power and dispositive power over the shares of Series A Common Stock with PSAM.

         The percentages used herein are calculated based upon the 7,180,781 shares of Series A Common Stock stated to be issued and outstanding at May 12, 1998, as reflected in the Company's report on Form 10-Q for the quarter ended March 31, 1998.

         (c) The trading dates, number of shares purchased and price per share (including commissions, if any) for all transactions by the Reporting Persons during the past 60 days are set forth in Schedule I hereto. All such transactions were made in the open market.

         (d) No person other than the Partnership and the Managed Accounts is known to have the right to receive or the


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


power to direct the receipt of dividends from or the proceeds of sale of shares of Series A Common Stock, except that the respective partners, shareholders or owners, as relevant, of the Partnerships and the Managed Accounts have the right to participate in the receipt of dividends from or proceeds of the sale of, the shares of Series A Common Stock held for their respective accounts.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits

         Exhibit A - Joint Filing Agreement, dated June 18, 1998, between PSAM and Peter M. Schoenfeld.


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


Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 18, 1998



                                              P. SCHOENFELD ASSET MANAGEMENT LLC



                                              By: /s/ Peter M. Schoenfeld
                                                  ------------------------------
                                                  Name:   Peter M. Schoenfeld
                                                  Title:  Managing Member



                                              /s/ Peter M. Schoenfeld
                                                  ------------------------------
                                                  Peter M. Schoenfeld

                                                                      Schedule I
                                                                      ----------


Date                      Price Per Share of                 Number of Shares of
                          Series A Common Stock              Series A Common
                                                             Stock Purchased
05/05/98                  42.5000                                   20000
05/06/98                  42.2500                                    1000
05/07/98                  42.5000                                    7500
05/08/98                  42.4167                                    7500
06/05/98                  42 3125                                   23000
06/08/98                  42.3750                                   20000